UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apple Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

037833100

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Donald J. Rosenberg, Esq.
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California  95014
(408) 996-1010

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$67,142	$2.06

*                                         Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer.  These options have an aggregate fair value of $67,142 as of March 13, 2007, calculated based on the Black-Scholes-Merton option pricing model.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2.06
Form or Registration No.:	005-33632
Filing party:	Apple Inc.
Date filed:	March 16, 2007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Apple Inc., a California corporation (“Apple” or the “Company”), with the Securities and Exchange Commission on March 16, 2007, relating to an offer (the “Offer”) by the Company, to amend certain options (the “Eligible Options”) that have been granted under the Company’s 1997 Employee Stock Option Plan (the “Plan”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the date that the grant was finalized, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by individuals who are subject to taxation in the United States.

The Offer to Amend has been amended to change the eligibility requirements of the Offer.  The change adds the requirement that an option holder remain an employee of the Company or one of its subsidiaries through the expiration of the Offer in order to be eligible to participate.  As a result of this change, the full requirements for an individual to be an “eligible option holder” and therefore be eligible to participate in the Offer are:  all individuals who (1) are subject to United States taxation, (2) hold Eligible Options and (3) remain employees of the Company, including one of its subsidiaries, through the expiration date.

Eligible participants may elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of a share of the Company’s common stock on the option’s grant date of record (the “New Exercise Price”), and (ii) for each amended Eligible Option, receive a cash payment equal to the difference between the New Exercise Price and the original exercise price per share.  Cash payments will be paid on or promptly following January 25, 2008, and all such payments will be subject to any applicable tax withholding.  Cash payments will not be subject to any further vesting conditions and will be made without regard to whether the Eligible Option is vested and whether an eligible participant is an employee of the Company.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007, as amended March 21, 2007 (the “Offer to Amend”), (ii) the Email to All Eligible Option Holders, (iii) the Election Form, and (iv) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents” and were filed with the Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively.  An “Eligible Option Holder” refers to an individual who holds Eligible Options to purchase shares of Apple common stock that are outstanding on the last date on which this offer remains open for acceptance, who is subject to taxation in the United States and who remains an employee of the Company, including one of its subsidiaries, through the expiration of the Offer.  The Offer is not being made to any of the Company’s current or former executive officers or directors.

The information in the Offer Documents, including all schedules and annexes thereto, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007, as amended March 21, 2007
(a)(1)(B)	Draft Email to All Eligible Option Holders*
(a)(1)(C)	Election Form*
(a)(1)(D)	Withdrawal Form*
(a)(1)(E)	Form of addendum*
(a)(1)(F)	Form of amendment to stock option agreement and promise to make cash payment*
(a)(1)(G)	Forms of confirmation emails*
(a)(1)(H)	Forms of initial reminder emails to eligible option holders*
(a)(1)(I)(i)

Form of stock option agreement under Apple Inc.’s 1997 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.11 to Registration Statement on Form S-8 filed with the SEC on December 24, 2001)

(a)(1)(I)(ii)

Apple Inc.’s 1997 Employee Stock Option Plan (incorporated by reference to Exhibit 10.A.49 to Apple’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 filed with the SEC on December 19, 2002)

(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*                    Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

APPLE INC.

/s/ Donald J. Rosenberg
Donald J. Rosenberg
Senior Vice President, General Counsel and
Secretary

Date: March 21, 2007

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007, as amended March 21, 2007
(a)(1)(B)	Draft Email to All Eligible Option Holders*
(a)(1)(C)	Election Form*
(a)(1)(D)	Withdrawal Form*
(a)(1)(E)	Form of addendum*
(a)(1)(F)	Form of amendment to stock option agreement and promise to make cash payment*
(a)(1)(G)	Forms of confirmation emails*
(a)(1)(H)	Forms of initial reminder emails to eligible option holders*
(a)(1)(I)(i)

Form of stock option agreement under Apple Inc.’s 1997 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.11 to Registration Statement on Form S-8 filed with the SEC on December 24, 2001)

(a)(1)(I)(ii)

Apple Inc.’s 1997 Employee Stock Option Plan (incorporated by reference to Exhibit 10.A.49 to Apple’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 filed with the SEC on December 19, 2002)

(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*                    Previously filed